Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of Clark-Schwebel Holdings, Inc.:

Clark-Schwebel, Inc., a Delaware corporation


Subsidiaries of Clark-Schwebel, Inc.:

Clark-Schwebel Holding Corporation, a New York corporation
Clark-Schwebel Foreign Sales Corporation, a U.S. Virgin Islands corporation Clark-Schwebel International, Inc., a Delaware corporation
Clark-Schwebel Group Hong Kong, Ltd., a foreign corporation